2001 Annual Report








Ralph R. Whitney, Jr.
Chairman

Thomas Brand

Michael T. Furry
President and CEO

Andrew McNally IV

Richard A. Place

Glenn Scolnik

Selected Financial Data

	2001	2000	1999	1998	1997
Summary of operations *(in thousands)*					
Net sales	$48,947	49,287	39,140	25,996	16,232
Gross profit	$13,140	14,789	10,783	6,503	4,699
Write-down of long-lived assets	$ 5,351	-	-	-	-
Operating income (loss)	$ (2,921)	5,364	5,704	2,196	1,595
Gain on sale of asset	$ -	962	-	-	-
Interest (expense) income, net	$ (532)	(529)	100	(17)	103
Net income (loss)	$ (3,723)	3,517	3,570	1,435	1,004
Year end position *(in thousands)*					
Cash and marketable securities	$ 4,105	7,121	9,419	3,622	3,169
Working capital	$10,981	14,589	13,256	8,961	6,314
Net property and equipment	$10,564	11,280	5,726	5,476	4,526
Total assets	$33,029	40,709	25,234	20,215	13,215
Long-term debt, net of current portion	$ 6,280	8,721	1,125	1,550	-
Long-term liabilities	$ 4,178	449	204	2,559	873
Stockholders' equity	$15,077	22,905	18,423	11,263	10,905
Per share data *(Note 1)*					
Net income (loss):					
Basic	$ (1.54)	1.46	1.48	0.59	0.42
Diluted	$ (1.54)	1.43	1.47	0.59	0.42
Stockholders' equity	$ 6.24	9.48	7.62	4.66	4.51
Market price range:					
High	$ 8.64	11.82	10.85	7.64	8.26
Low	$ 5.17	5.45	5.37	4.55	2.27
Other data *(in thousands except stockholder & employee data)*					
Orders on hand	$25,263	16,442	13,841	16,194	5,989
Average shares outstanding - basic	2,417	2,417	2,417	2,417	2,417
Average shares outstanding - diluted	2,417	2,451	2,425	2,417	2,417
Average number of common stockholders	1,516	1,629	1,711	1,808	1,951
Average number of employees	418	439	289	220	124

Note 1: All share information presented has been adjusted for the Company's 10% stock dividends in both 2001 and 2000.

A Message From the President

WHERE THE HEART IS

The chart on the facing page symbolizes home to our global operations. It is here where our progenitor company, Reinhold Engineered Plastics, took residence in 1951. It is here, in our Santa Fe Springs, CA facility, where the heart of Reinhold Industries has beat for more than half a century. In 2001, construction was completed on a new, 50,000-square-foot-building, and renovation of 84,000 more will be complete in mid-2002. Four of our six Business Units are fully housed here: Aerospace, CompositAir, Commercial, and Thermal Insulation. Bingham, a wholly-owned subsidiary headquartered here, has 10 sales and/or manufacturing operations throughout the United States and one sales office in Canada. NP Aerospace, another wholly-owned subsidiary, is located in Coventry, West Midlands, England. Construction Project B, to be completed in mid-2002, is re-configuring buildings to provide discrete work space for each Business Unit. Home to Reinhold, however, is more than a geographic location, more than a roof overhead. It is the core of who we are. It is the soul of our common needs and goals, sinew of our disparate parts. It is the source of ideas and innovation, husband of resources, support for the beleaguered. It is the focal point of strategic planning. It is Home.

2001

It was a bad year.

It was a good year.

Prophetic of change, a nick in time famous in our culture before it arrived, 2001 was insinuated into our collective imagination by a motion picture of its own name in 1968. A nick in infamy now, that signal year was seared upon our collective mind by unimagined events, as capricious and terrifying as September 11, as unforeseen and unaccountable as Enron.

It was a bad year, igniting hope and affirming faith. It was a good year, exposing malice and dispatching illusion. It was a bad year, our five-year pattern of continuous sales growth broken. It was a good year, our philosophy and methods confirmed and our resolve hardened in the fires of competition and reform.



Michael T. Furry
President and Chief
Executive Officer

Home

WHERE THE HEART IS



Aerospace
CompositAir
Bingham
Santa Fe Springs, CA
Headquarters of
Reinhold Industries, Inc.
NP Aerospace
Thermal Insulation
(Edler Industries)
Commercial

Resilience in an unstable world

Dependence on a market as turbulent as aerospace/defense unnerves financial planners. Like a landlubber on the deck of a ship in a storm, they yearn for stability. Yet, though it rolls unpredictably and is never the same twice, the deck underfoot Reinhold's aerospace business has been there for half a century, older than space travel, old as ablative materials. That market isn't solid underfoot, but neither is water and neither is air. Yet the sea supports ships and the air supports planes. It's just that to ride it, you have to be nimble. You have to be resilient. You have to react to change. You have to go with the wave. And, like a Reinhold exit cone, you have to be able to take the heat and slough it off. A lot of companies have not been able to take the heat. They are not here anymore. Reinhold is, still meeting the felt needs for national security. The chart on the facing page depicts the sales fluctuations of 15 years on a pitching deck. And from this vantage point, it appears to be rising.

Our loss of $3.7 million on sales of $48.9 million included a $5.4 million write-down of goodwill and fixed assets related to our acquisition of The Samuel Bingham Company in March of 2000, a non-recurring expense of no cash consequence. Exclusive of the write-down, the result from operations was a profit of $1.6 million.

There is a tomorrow. We entered 2002 with a backlog of $25.3 million, the largest in our history, up 54% from $16.4 million in 2000.

The performance of our Aerospace Business Unit in 2001 was 7% better than budget and 13% better than the year 2000, as sales of $9.5 million generated significant earnings. This Unit manufactures ablative (heat absorptive) components such as exit cones, nozzles, and motor case insulation for solid propellant rockets. Resiliency and staying power have characterized the history of Aerospace, all of whose sales are essentially derived from military spending, a notably turbulent and unpredictable marketplace. Sales have varied from a high of $23 million in 1990, when military spending initiated during the Reagan administration spilled over to that of George H. Bush, to $5 million in 1995 under the Clinton administration.

In this violated world, a need for the special skills of the Aerospace Business Unit persists. Sales, from its nadir in 1995, rose to $8.4 million in the year 2000 and to $9.5 million in 2001. The year 2002 is promising. Shipments on the new Minuteman contract began in January of 2002. Negotiations have begun with Alliant Aerospace Company for an order using Reinhold's Taurus/Pegasus ablative hardware. This hardware will be one of the candidates for use in the Global Missile Defense System (GMDS). Deliveries will begin in Q4 of 2002. Our marketing focus has identified and we will pursue a number of other significant opportunities to augment future sales.

Aerospace

RESILIENCE IN AN UNSTABLE WORLD



Sales in Millions
$24
22
20
18
16
14
12
10
8
6
4
'87
'88
'89
'90
'91
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

A REFORMATION IN PROGRESS

When Reinhold acquired Bingham on March 9, 2000, the company had 11 manufacturing plants in the United States and one manufacturing plant and a sales/depot in Canada. There were 222 employees. For the 22 months since acquisition, management has observed, analyzed operations, pinpointed and closed unproductive plants, and terminated people who are not needed, with no loss of sales. Plants in Montreal, Portland, Cincinnati, Dallas, and Atlanta have been closed. Property has been sold in Cincinnati, Dallas, and Atlanta. Depots have been retained in Dallas, Atlanta and Toronto. Plants are operating in Searcy, AK; San Leandro, CA; Palmyra, NY; Black Lick, PA; Houston, TX; and two in Kansas City, MO. The number of employees has been reduced to 175, a savings against payroll of 21.2%. Major savings have been achieved in scrap reduction. Productivity has been improved through reorganization of work flow. Production is being measured and goals are being set. New, hot air autoclaves have been installed in Palmyra and Searcy. Improved productivity is resulting in reduced lead time. Reduced lead time, better sales service follow-up, and improved quality are invigorating sales.

The reformation of The Samuel Bingham Company continues. The administrative offices have been moved to Santa Fe Springs. The Bravo System (New Order Entry and Invoicing Software) "went live" at the beginning of 2002. We are bringing nettlesome and neglected accounting problems under control, particularly the collection of over-aged receivables. Of 12 plants in North America, we have closed five unprofitable ones. In 2001 we reduced head count from 222 to 175 while improving sales and service. The Reinhold ethic of fewer people working harder and smarter is being embraced. We anticipate essentially level sales in 2002 and a profitable year for Bingham.

It is widely acknowledged that the effect of the catastrophe of September 11 on our economy was more profound than anyone anticipated. People and industries thought to be far removed from ground zero, geographically and economically, still feel the effects. That stark fact puts in magnified perspective the effects that 9/11 had on companies whose fortunes were directly and immediately violated. Our puny loss is not to be compared to that of the people on those planes, nor companies and people who occupied the twin towers and the Pentagon, but the airline industry was devastated, and Reinhold, whose CompositAir Business Unit depends solely on the manufacture and sale of commercial aircraft seatbacks, was directly affected.

CompositAir posted record sales of $12.1 million in 1999. In the year 2000, sales dropped to $7.5 million. The cause, which was outside of Reinhold's control, was a severe reduction in aircraft seating product sales by our largest customer due to organizational and scheduling problems. As a consequence of that, plus anticipated inefficiencies related to new personnel training and relocation of equipment and materials from Camarillo to Santa Fe Springs, we had forecast a conservative $7.8 million in sales for 2001. Obviously, actual sales of $5.9 million were disappointing.

Bingham

A REFORMATION IN PROGRESS

Portland, Oregon

Toronto, Canada

Montreal, Canada

Palmyra, New York

Black Lick, Pennsylvania

San Leandro, California

Cincinnati, Ohio

Kansas City, Missouri

Kansas City, Missouri

Searcy, Arkansas

Dallas, Texas

Dallas, Texas

Houston, Texas

Atlanta, Georgia

Atlanta, Georgia

Large Dot: Manufacturing Facility
Small Dot: Depot Facility
◯ : *Closed Facility*

Broadening our customer base

At CompositAir, we have realized a major objective of our marketing efforts: *a broadening of our customer base.* Prior to 1999, we were largely dependent on one customer for the sale of aircraft seatbacks. In 2000, in collaboration with NP Aerospace, we participated as a product development advisor on a new composite product offering by the largest European manufacturer of aircraft seating products. Today, production orders are in house for that new customer and two other new seating products customers. We have worked as strategic partners with engineers and management of these three companies, and their recognition and acknowledgment of the benefits of composites over aluminum is growing apace. Incipient markets are opening in Asia, and one of our customers has established a foothold there. We will no longer be dependent on a single customer for a dominant proportion of seatback sales.

In early September of 2001, CompositAir booked orders of $2.6 million and was starting to increase forecasts when calamity struck on 9/11. Some of those orders were shipped in 2001 and the balance will be mostly completed in the first quarter of 2002, with Q1 sales expected to be better than budget. What will happen after the first quarter is impossible to predict. Nevertheless, opposed to the siege of problems that we have experienced, there are positive forces operating for CompositAir.

While specific sales figures cannot be predicted, this salient fact can: *the airline industry will recover*. People will travel sitting down. Our skills will not abate. The efficiency benefits from our new facility and streamlined manufacturing processes will be immediate. We will continue to be the industry leader in technology and cost controls. When recovery comes, Reinhold will be in the strongest position of any seatback manufacturer. Our broadened customer base will invigorate our sales effort, and we will continue to distinguish composites from the standard metal seatback.

Of this we are confident: our market share will grow.

We acquired Edler Industries on April 20, 2001 with cash from our treasury. Edler was a small company with decades of experience and a seasoned, knowledgeable work force. Engaged in the manufacture of dependable, high-integrity, ablative composite hardware used in solid propellant rockets, its business life parallels that of Reinhold. Its people and equipment now resident intact in our Santa Fe Springs facility and renamed Thermal Insulation (TI), it complements our position in the Aerospace Industry. It is probable that in time TI will be assimilated into our Aerospace Business Unit.

CompositAir

BROADENING OUR CUSTOMER BASE



Customer D: 20%
Customer C: 25%
Customer A: 90%
Customer B: 25%
Customer A: 30%
'94
'95
'96
'97
'98
'99
'00
'01
'02
Percentage of Contribution to Seatback Sales

An American Odyssey

This is the tale of An American Odyssey, of Reinhold Industries, whose progenitor, Reinhold Engineered Plastics, was founded in 1928 by F.E. and L.W. Reinhold. Their purpose was to go into the unheard of business of molding plastics, long before "The Graduate" and Mrs. Robinson, before plastic was in our vocabulary. Their first products were of Bakelite, for its thermal/electrical insulation properties. In the early '40s, the brothers parted, L.W. lured away by injection molding. F.E. stayed, and in 1951, in the wake of World War II, moved the company to our present location in Santa Fe Springs and sold it to a group of employees. After that it was thrice sold to conglomerates, twice to employees, twice lost and regained its Reinhold name, and was finally set free under a Plan of Reorganization of the last corporate parent, which was rendered bankrupt in a blizzard of asbestos-related claims. On the way, Reinhold, among the pioneers in ablative composites, made hardware for all three stages of the Minuteman missile, hardware for attitude control of Gemini and Apollo spacecraft, the nozzle for the engine that took the space capsule from lunar orbit to the moon, ablative hardware for the Patriot missile, and mastered the use of fiberglass sheet molding compounds (SMC). Under current management, the policy of growth by acquisition began. It is now a part of the Reinhold mission. The chart on the facing page depicts the acquisition of Reynolds and Taylor, Inc.; CompositAir; NP Aerospace; The Samuel Bingham Company; and Edler Industries. There will be more.

TI sales were slightly in excess of $2 million for a little more than eight months under Reinhold ownership, and earnings exceeded our pre-acquisition forecast. We were disappointed by the cancellation of the US Navy's Aegis program and the delay until 2003 of the Space Shuttle Insulation contract, which represented a significant reduction in 2002 budgeted sales. Some unbudgeted new business has been booked, however, and we expect TI to be profitable in 2002, as headcount is reduced or transferred to our Aerospace Unit to cover high-skill needs related to a significant increase in sales volume.

The Commercial business unit performed slightly better than budget, but fell short of the year 2000, when sales of $3.1 million represented an increase of 26% over 1999. The primary cause of that increase was the introduction of 18 new in-ground and water filtration products. We will focus our efforts again in 2002 on expanding our product offerings and we will work to increase awareness of and exploit the benefits of advanced composites over aluminum for in-ground lighting installations. Little change is anticipated in 2002.

The performance of NP Aerospace in 2001 was a disappointment, with sales of $9.3 million, a significant shortfall compared to budget. A major reason for this was our failure to make any armored vehicle sales. The outlook for 2002, however, is promising, as one vehicle order is in house, negotiations are ongoing for others, and a significant order for helmets from a European Union country is expected to be booked and billed in this calendar year.

Concurrent with on-going business is Construction Project B, the objective of which is to locate each Santa Fe Springs Business Unit in its own exclusive space and to eliminate the need for work force movement from building to building. The job entails moving walls, reinforcing and pouring new slabs, wiring and ducting, moving heavy

Acquisitions
AN AMERICAN ODYSSEY

Date		Acquisition
April 2001		Edler Industries (Thermal Insulation)
March 2000		Bingham
May 1998		NP Aerospace
May 1994		CompositAir
April 1992		Reynolds and Taylor, Inc.

machinery, and bringing everything up to code in our 134,000 square feet of manufacturing space, 50,000 of which is new. The process is managed by a Reinhold team headed by Ari Aleong, who doubles as manager of the Commercial Business Unit. It will be completed in mid 2002.

In June of 2000 the U.S. Department of Justice notified Reinhold that it may be a responsible party and demanded payment for costs incurred in the remediation of property related to asbestos contamination at the Valley Forge National Historic Park. Reinhold countered with a motion for summary judgment, asserting that claims against it are barred by the normal injunction and a special channeling injunction granted to Keene in connection with the court-approved 1996 Fourth Plan of Reorganization of Keene Corporation. All pleadings were filed by September 26, 2001. A request for oral argument was filed on October 9, 2001. Our lawyers expect a response as late as Q3-2002.

Poor investment performance of the Reinhold and Bingham pension plan funds had a negative effect on the Company's going forward net worth at year-end. The value of the funds, however, is subject to fluctuations in the stock market and will rise and fall accordingly. This has no cash consequence for the company.

The year 2001 has been a stormy and eventful one, but we think that the company has weathered it well. We expect 2002 to be better.

We are grateful for the support of our customers, our suppliers, and our teammates. You make it happen!



Michael T. Furry, President and CEO

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinhold Industries, Inc. and Subsidiaries (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

Critical Accounting Policies

The Company's consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowances for Doubtful Accounts The Company recognizes revenue when title and risk of ownership have passed to the buyer. Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required.
If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets We assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and

Management's Discussion and Analysis *(cont'd)*

other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

During 2001, we performed an assessment of the goodwill related to our acquisition of Samuel Bingham Company ("Bingham"), pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result, we recorded a charge of $4.0 million during the third quarter of 2001 to reduce goodwill associated with the purchase of Bingham. The charge was based on the amount by which the carrying amount of these assets exceeded their estimated fair value.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting
In preparing our consolidated financial statements, we are required to translate the financial statements of NP Aerospace from the currency in which they keep their accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, we consider NP Aerospace's local currency to be the functional currency. Accordingly, we had foreign currency translation losses of approximately $437,000 and $738,000 that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2001 and 2000, respectively.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See Note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

2001 Compared with 2000

Backlog at December 31, 2001 was $25.3 million, up 54% from December 31, 2000, primarily due to a $13.0 million contract received from Thiokol Propulsion for components related to the Minuteman III Propulsion Replacement Program. In 2001, order input increased 10% to $56.2 million. However, net sales decreased less than 1% to $48.9 million from $49.3 million in 2000, due primarily to lower sales of commercial aircraft seatbacks at CompositAir ($1.7 million) and reduced sales across all product lines at NP Aerospace ($2.6 million). Sales increased $1.1 million for Aerospace products due to increased shipments of Minuteman III components. Sales increased $0.8 million at Bingham. Bingham was acquired on March 9, 2000. Sales for Thermal Insulation totaled $2.0 million from the acquisition date of April 20, 2001.

Gross profit margin decreased to 26.8% from 30.0% due to lower sales and the resulting underabsorption of overhead expenses at both NP Aerospace and CompositAir. Gross profit margin from Aerospace decreased to 40.2% from 45.7% due mainly to product mix. Gross profit margin from Bingham decreased to 24.5% from 27.3% due mainly to higher costs of workers compensation and medical insurance. Gross profit margin from Thermal Insulation was 35.5%.

In 2001, selling, general and administrative expenses were $10.7 million (21.9% of sales) compared with $9.4 million (19.1% of sales) in 2000, due primarily to an additional two months of costs at Bingham, which was acquired on March 9, 2000. Selling, general and administrative expenses in 2001 were 27.6% of sales at Bingham compared to 18.4% of sales for the other business units.

In 2001, the Company recorded a charge of approximately $5.4 million to write-down long-lived assets associated with the Bingham operating segment. Included in the $5.4 million charge was approximately $1.3 million write-down of fixed assets related to the seven manufacturing and administrative locations of Bingham that were closed or were in the process of being closed. The fixed assets were written down to their estimated fair value which was determined based on the proceeds received and estimated to be received from the sales of the respective facilities. The Company then determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by approximately $4.0 million to their estimated fair value. This write-down was charged against goodwill. Fair value was based on estimated discounted future operating cash flows of the Bingham operations.

On December 29, 2000, the Company sold their undeveloped land to Paragon Santa Anita LLC for a net gain of $0.962 million. The selling price for the property was $2.05 million with $1.05 million paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1.0 million. The note was secured by the land. The note was paid in full in December 2001.

In 2001, net interest expense was unchanged at $0.5 million.

A loss before income taxes of $3.5 million (-7.1% of sales) was realized in 2001 compared to a profit of $5.8 million (11.8% of sales) in 2000. A loss before income taxes of $6.6 million (-34.6% of sales) was realized at Bingham due mainly to the $5.4 million write-down of long-lived assets and lower annualized sales. Income before income taxes for NP Aerospace decreased to $0.4 million in 2001 (3.9% of sales) from $1.1 million in 2000 (9.6% of sales) due mainly to lower sales across all product segments. Income before income taxes for CompositAir decreased to $0.2 million in 2001 (3.0% of sales) from $1.3 million in 2000 (17.2% of sales) due to lower sales of commercial aircraft seatbacks and the resulting underabsorption of overhead expenses. Income before income taxes at the Aerospace business unit increased to $2.7 million (28.3% of sales) from $2.6 million (31.2% of sales) due to higher sales and the resulting absorption of overhead expenses offset by a less favorable product mix. Income before income taxes for the Commercial business unit decreased to $0.3 million (10.1% of sales) from $0.4 million (13.5% of sales) due to higher manufacturing costs. Income before income taxes for Thermal Insulation was $0.4 million (21.1% of sales).

A tax provision of $0.3 million was recorded in 2001 compared with a provision of $2.3 million in 2000. The effective tax rate in 2001 was 7.5% as compared to 39.3% in 2000. The change primarily results from the rate difference on U.S. income and the increase in the valuation allowance. The effective tax rate in the United Kingdom was 58%. This rate differs from the statutory rate as a result of the Company recording a liability in connection with a property revaluation in the United Kingdom. At December 31, 2001 and 2000, the Company had generated net operating loss carryforwards for Federal income tax purposes of approximately $25.6 million and $26.8 million, respectively. At December 31, 2001, the Company's net operating loss carryforwards for State income tax purposes expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. As more fully described in note 3 of notes to consolidated financial statements, benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to zero in 2001 and $1.8 million in 2000.

Net loss totaled $3.7 million, or ($1.54) per diluted share in 2001 compared with net income of $3.5 million, or $1.43 per diluted share in 2000.

Management's Discussion and Analysis *(cont'd)*

2000 Compared with 1999

Backlog at December 31, 2000 was $16.4 million, up 19% from December 31, 1999, primarily due to increases in U.S. military related business. In 2000, order input increased 40% to $51.3 million and net sales increased 26% to $49.3 million from $39.1 million in 1999, due primarily to the acquisition of Bingham on March 9, 2000. Sales also increased $2.5 million for Aerospace products and $0.7 million for Commercial products. However, there was a $6.8 million decrease in sales at NP Aerospace, due primarily to the reduction of armored vehicle shipments, and a $4.6 decrease in sales for CompositAir products, due mainly to the continuing commercial difficulties at our primary customer, B/E Aerospace.

Gross profit margin increased to 30.0% from 27.5% due to higher sales in our Aerospace business unit. Gross margin contribution from Bingham was 27.3%. Gross profit margin in all other business units increased to 26.6% from 26.0% due to better mix and tighter cost controls.

In 2000, selling, general and administrative expenses were $9.4 million (19.1% of sales) compared with $5.1 million (13.0% of sales) in 1999, due primarily to the Bingham acquisition ($4.3 million from date of acquisition). Selling, general and administrative expenses in 2000 were 23.2% of sales at Bingham compared to 16.3% of sales for the other business units.

On December 29, 2000, the Company sold their undeveloped land to Paragon Santa Anita LLC for a net gain of $0.962 million. The selling price for the property was $2.05 million with $1.05 million paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1.0 million. The note is secured by the land.

Income before income taxes was unchanged at $5.8 million, although the percent to sales decreased to 11.8% in 2000 from 14.8% in 1999. Income before income taxes for NP Aerospace decreased to $1.1 million in 2000 (9.6% of sales) from $2.2 million in 1999 (11.6% of sales) due mainly to lower sales of armored vehicles and commercial aircraft seatbacks. Income before income taxes for CompositAir decreased to $1.3 million in 2000 (17.2% of sales) from $2.5 million in 1999 (20.2% of sales) due to lower sales of commercial aircraft seatbacks to our primary customer, B/E Aerospace. However, income before income taxes at the Aerospace business unit increased to $2.6 million (31.2% of sales) from $1.2 million (21.2% of sales) due to higher sales and the resulting absorption of overhead expenses. Income before income taxes for the Commercial business unit increased to $0.4 million (13.5% of sales) from $0.3 million (11.8% of sales) due to higher sales. Income before income taxes for Bingham was $0.01 million (0.1% of sales).

In 2000, net interest expense was $0.5 million, due to the $11.0 million loan used to finance the Samuel Bingham Company acquisition, compared to net interest income of $0.1 million in 1999.

A tax provision of $2.3 million was recorded in 2000 compared with a provision of $2.2 million in 1999. The effective tax rate in 2000 was 39.3% as compared to 38.5% in 1999. The change results principally from the rate difference on U.S. income. The effective tax rate in the United Kingdom is 30%. At December 31, 2000 and 1999, the Company had generated net operating loss carryforwards for Federal income tax purposes of approximately $26.8 million and $31.8 million, respectively. At December 31, 2000, the Company had also generated net operating loss carryforwards for State income tax purposes of approximately $1.74 million. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. The Company may utilize the State net operating losses by carrying them forward to offset future State taxable income, if any, through 2001. As more fully described in note 3 to notes to consolidated financial statements, benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to $1.81 million in 2000 and $1.47 million in 1999.

Net income totaled $3.5 million, or $1.43 per diluted share in 2000 compared with $3.6 million, or $1.47 per diluted share in 1999.

Liquidity and Capital Resources

As of December 31, 2001, working capital was $11.0 million, down $3.6 million from December 31, 2000. Cash and cash equivalents of $4.1 million held at December 31, 2001 were $3.0 million lower than cash and cash equivalents held at December 31, 2000 due primarily to $2.6 million of cash used to finance the Thermal Insulation acquisition and $2.3 million repayment of long-term debt.

Net cash provided by operating activities amounted to $3.5 million in 2001 and $4.2 million in 2000. The decrease over the prior period relates mainly to the decreased profitability of the Company offset by non-cash related asset write-offs.

Net cash used in investing activities in 2001 totaled $3.8 million, which consisted of the acquisition of the Thermal Insulation business unit ($2.6 million) and capital expenditures ($2.4 million) offset by the proceeds on the sale of various assets ($1.3 million). Net cash used in investing activities in 2000 totaled $15.6 million, which consisted of the acquisition of the Samuel Bingham Company and associated costs ($15.2 million) and capital expenditures ($1.4 million) offset by the proceeds on the sale of the undeveloped land ($.9 million).

Net cash used in financing activities in 2001 totaled $2.3 million, consisting of the repayment of the Bank of America loans. Net cash provided by financing activities in 2000 totaled $9.9 million, consisting of the proceeds from the Bank of America loan for the Samuel Bingham Company acquisition ($11.0 million) less subsequent repayment

The Company does not have any current significant commitments for capital expenditures at December 31, 2001.

The Company believes that its current working capital of $11.0 million and anticipated working capital to be generated by future operations will be sufficient to support the Company's working capital requirements through at least December 31, 2002.

Acquired Businesses

As discussed in the notes to the consolidated financial statements, the Company acquired certain assets and assumed certain liabilities of the Ballistic and Performance Composites Division of Courtaulds Aerospace Ltd on April 24, 1998 (the Closing Date). On the Closing Date, Reinhold paid to Courtaulds plc Two Million Two Hundred Thousand pounds sterling (£2,200,000) ($3,706,340 based on an exchange rate of $1.6847) and may make additional payments in the future as required by the Asset Sale Agreement. In the years ended December 31, 2001 and 2000, no additional payments were earned.

The source of funds for a portion of the Purchase Consideration due on the Closing Date was a Five Year Loan and Security Agreement with The CIT Group Credit/Finance (CIT) in the amount of Four Million Dollars ($4,000,000) at an interest rate of prime plus 1.75% (9.50%). The term portion of the loan in the amount of Two Million Two Hundred Sixty-Eight Thousand Dollars ($2,268,000) was received from CIT. The remainder of the CIT credit facility was a revolver of One Million Seven Hundred Thirty-Two Thousand Dollars ($1,732,000), which was never used. The remaining portion of the purchase consideration not funded by the CIT loan was funded by Reinhold's cash on hand. Future payments required by the Agreement are expected to be financed from operating cash flows.

On April 16, 1999, the Company repaid the outstanding loan with the CIT Group Credit/Finance through a refinancing with Bank of America National Trust and Savings Association ("B of A") and cancelled the revolver. The new credit facility with B of A is a term loan in the amount of $1,861,478 payable in 48 equal monthly principal installments of $38,780 plus interest at a rate which approximates LIBOR plus 1.75% and is secured by fixed assets.

On March 9, 2000, Reinhold Industries, Inc. (the "Company"), through its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc., an Indiana corporation, purchased substantially all of the assets, including real, personal and intellectual properties, and assumed certain liabilities of Samuel Bingham Company, an industrial and graphic arts roller manufacturing and supplying business, headquartered in Bloomingdale, Illinois ("Bingham").

On March 9, 2000, the Company borrowed $11,000,000 from B of A to fund a portion of the purchase consideration due to Samuel Bingham Company. The principal portion of the loan is payable in twenty successive quarterly installments beginning June 30, 2000. Interest is payable quarterly at a rate which approximates LIBOR plus 1.75% and is secured by all financial assets of the Company.

Both loan agreements with B of A are subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability or cash flow to total outstanding debt, minimum net worth and limits on capital expenditures. The Company has breached certain covenants at December 31, 2001 due to lower than expected earnings and higher than expected capital expenditures for its new administrative and production building. The Company did not request and has not received waivers to these covenants from B of A. See note 4 of notes to consolidated financial statements.

Management's Discussion and Analysis *(cont'd)*

On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The operation has been renamed the "Thermal Insulation" division of Reinhold. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001.

Change in Control

On May 21, 1999, pursuant to a Stock Purchase Agreement dated May 18, 1999, between Keene Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company.

The sale of shares to the Purchasers constitutes an "ownership shift" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 limits the utilization of net operating loss carryforwards upon certain accumulations of stock of corporate issuers. Additional purchases of shares by the Purchasers prior to May 22, 2002, or purchases of shares by other shareholders that result in those shareholders owning more than 5% of the outstanding Common Stock of the Company prior to May 22, 2002, may result in significant limitations on the Company's ability to utilize its net operating loss carryforwards to offset its future income for federal income tax purposes.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combination and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The Company has determined that the impact of adopting SFAS No. 142 will have a favorable impact of $336,000 to its results of operations in 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144, effective for the Company January 1, 2002, supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company has determined that there will be no impact of adopting SFAS No. 144.

Legal Proceedings

The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service ("NPS") as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site. The Company is in the process of analyzing the legal foundations of the Department of Justice claim in light of the bankruptcy proceeding described below. The Company believes that two injunctions issued in 1996 in connection with Keene's bankruptcy proceeding under chapter 11 of Title 11 of the United States Code ("Bankruptcy Code") are relevant to the Justice Department's claim.

As previously reported, Keene acquired Reinhold in 1984. On December 3, 1993, Keene filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Keene's chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits that named Keene as a party. On July 31, 1996 (the "Effective Date"), Keene consummated its Fourth Amended Plan of Reorganization, as modified, under the Bankruptcy Code (the "Plan"). On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Keene, as the surviving corporation of the merger, was renamed Reinhold Industries, Inc. On the Effective Date, pursuant to the Plan the Company issued its Class B Common Stock to the Trustees of a Creditors' Trust, which was established under the Plan to administer Keene's asbestos liabilities. The Creditors' Trust has since sold most of its Class B Common Stock.

The general bankruptcy injunction issued in the chapter 11 proceeding generally prohibits any entity from commencing or continuing any action, employment of process or act to collect, offset, affect or recover any claim, demand, interest or cause of action satisfied, released or discharged under the Plan. Such claims, demands, interests and causes of action include, whether known or unknown, all claims against Keene or the Company or their assets and all related causes of action, regardless of whether a proof of claim or interest was filed or allowed, and whether or not the holder of such claim or interest has voted on the Plan, or any causes of action based on any act or omission of any kind occurring prior to the Effective Date. In addition to this general bankruptcy injunction, the Company received the benefit of a supplemental "Permanent Channeling Injunction" as part of the Plan.

The Permanent Channeling Injunction bars "Asbestos-Related Claims" and "Demands," as defined in the Plan, against the Company and channels those Claims and Demands to the Creditors' Trust. Pursuant to the Permanent Channeling Injunction, on or after the Effective Date of the Plan, any person or entity who holds or may hold an Asbestos-Related Claim or Demand against Keene will be forever stayed, restrained, and enjoined from taking certain actions for the purpose of, directly or indirectly, collecting, recovering, or receiving payment of, on, or with respect to such Asbestos-Related Claims or Demands against the Company.

On March 1, 2001, the Company commenced an action against EPA and the NPS in the United States District Court for the Southern District of New York seeking a declaratory judgment that any claims asserted against it in connection with the Valley Forge site were barred as a matter of law due to two injunctions issued in 1996 in the bankruptcy case against its predecessor, Keene Corporation. On July 20, 2001, the United States served its answer and counterclaim to the Company's complaint on behalf of the NPS. In its answer, the government withdrew its request for reimbursement of the EPA's CERCLA response costs ($616,878) and objected to the relief sought by the Company. Its counterclaim seeks the recovery of past and present CERCLA response costs incurred by the NPS at the Valley Forge site and a declaratory judgment on liability that will be binding in future actions to recover future response costs.

On August 3, 2001, the Company served a motion for summary judgment in its favor on its complaint and dismissal of the counterclaim.

On September 10, 2001, the United States served its response in opposition to the Company's summary judgment motion. In its response, the government submitted that (i) the NPS's claim for recovery of past and present CERCLA response costs at the Valley Forge Site does not constitute an Asbestos-Related Claim; and (ii) neither the Plan nor the Confirmation Order govern its claim because Keene failed to give the NPS actual notice of the bankruptcy proceeding. The government sought a denial of the summary judgment motion or a continuance to allow discovery on its defense of actual notice.

On September 26, 2001, the Company served its reply to the government's response and asserted, among other things, that summary judgment was not premature as the undisputed facts establish that the NPS was an "unknown creditor" at the time of the Keene bankruptcy case such that publication notice – which indisputably was given – was legally sufficient to subject the NPS to the terms of the two injunctions issued under the Plan. The Company also reiterated that the plain meaning and purpose of the Plan and Confirmation Order compel the conclusion that the NPS claim was an Asbestos-Related Claim.

As of December 31, 2001, the summary judgment motion is pending before the Court.

It is difficult to estimate the timing and ultimate costs to be incurred by the Company in connection with environmental liability claims in the future due to uncertainties about the status of laws and regulations, the adequacy of information available for individual sites and the extended time periods over which site remediation occurs. However, based on currently available information, if the environmental liability claims relating to the Valley Forge Site arose prior to the filing of Keene's bankruptcy case or if these claims were deemed to be Asbestos-Related Claims or Demands within the meaning of the Plan, then the Company does not believe that environmental liabilities associated with the Valley Forge Site should result in a material adverse impact on the Company's consolidated financial position or results of operation. However, if these claims are deemed to have arisen subsequent to the filing of Keene's bankruptcy case – i.e the "release" or "threatened release," within the meaning of CERCLA, is deemed to have occurred after Keene filed its chapter 11 petition with the Bankruptcy Court or the claims are held to have arisen when the response costs were incurred – and these claims are not deemed to be Asbestos-Related Claims or Demands as defined under the Plan, then the Company could incur liability for the claims. If a court were to determine that the Company was liable for recoverable costs associated with the Valley Forge Site under CERCLA, the resulting liability could have a material adverse impact on the Company's consolidated financial position and results of operations.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is in the process of evaluating its potential environmental liability exposure at the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

Forward Looking Statements

This Annual Report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "estimate," "anticipate," "project," "intend," "expect," and similar expressions are intended to identify forward looking statements. All forward looking statements involve risks and uncertainties, including, without limitation, statements and assumptions with respect to future revenues, program performance and cash flow. Readers are cautioned not to place undue reliance on these forward looking statements which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly release any revisions to these forward looking statements to reflect events, circumstances or changes in expectations after the date of this Annual Report, or to reflect the occurrence of unanticipated events. The forward looking statements in this document are intended to be subject to safe harbor protection provided by Sections 27A of the Securities Act and 21E of the Exchange Act.

Consolidated Statements of Operations

(Amounts in thousands, except for per share data)	Years ended December 31, 2001	2000	1999
Net sales	$ 48,947	49,287	39,140
Cost of sales	35,807	34,498	28,357
Gross profit	13,140	14,789	10,783
Selling, general and administrative expenses	10,710	9,425	5,079
Write-down of long-lived assets	5,351	-	-
Operating income (loss)	(2,921)	5,364	5,704
Gain on sale of asset	-	962	-
Interest income (expense), net	(532)	(529)	100
Income (loss) before income taxes	(3,453)	5,797	5,804
Income taxes	270	2,280	2,234
Net income (loss)	$ (3,723)	3,517	3,570
Earnings (loss) per share:			
Basic	$(1.54)	1.46	1.48
Diluted	$(1.54)	1.43	1.47
Weighted average common shares outstanding:			
Basic	2,417	2,417	2,417
Diluted	2,417	2,451	2,425

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands, except per share data)	*December 31, 2001*	*December 31, 2000*
Assets		
Current assets:		
Cash and cash equivalents	$ 4,105	7,121
Accounts receivable (less allowance for doubtful accounts of $166 and $165, respectively)	5,596	6,984
Inventories	6,275	6,065
Note receivable	-	1,000
Prepaid expenses and other current assets	2,499	2,053
Total current assets	18,475	23,223
Property and equipment, at cost	17,570	17,122
Less accumulated depreciation and amortization	7,006	5,842
Net property and equipment	10,564	11,280
Cost in excess of fair value of net assets of acquired companies, net	3,786	5,948
Other assets	204	258
	$33,029	40,709
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 2,389	2,278
Accrued expenses	1,687	3,578
Current installments of long term debt	3,418	2,778
Total current liabilities	7,494	8,634
Long-term debt, less current installments	6,280	8,721
Long-term pension liability	3,899	258
Other long-term liabilities	279	191
Commitments and contingencies		
Stockholders' equity:		
Preferred stock – Authorized: 250,000 shares Issued and outstanding: None	-	-
Common stock, $0.01 par value:		
Authorized: 4,750,000 shares		
Issued and outstanding: 2,416,722 and 2,198,058, respectively	24	22
Additional paid-in capital	17,514	15,931
Retained earnings	2,655	7,972
Accumulated other comprehensive loss	(5,116)	(1,020)
Net stockholders' equity	15,077	22,905
	$33,029	40,709

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands)	*Years ended December 31,* 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(3,723)	3,517	3,570
Adjustments to reconcile net income (loss) to net cash provided by operating activities (net of effects of acquisitions):			
Depreciation and amortization	1,658	1,501	1,028
Additions to paid-in capital resulting from tax benefits	-	1,813	1,471
Write-down of long-lived assets	5,351	-	-
Changes in assets and liabilities:			
Accounts receivable, net	1,639	538	792
Inventories	18	320	300
Note receivable	1,000	(1,000)	-
Prepaid expenses and other current assets	(446)	(544)	(229)
Accounts payable	(116)	(1,581)	(1,151)
Accrued expenses	(1,891)	(277)	1,741
Other, net	33	(100)	(146)
Net cash provided by operating activities	3,523	4,187	7,376
Cash flows used in investing activities:			
Acquisitions and deferred consideration	(2,645)	(15,200)	(227)
Capital expenditures	(2,377)	(1,355)	(924)
Proceeds from sale of assets	1,256	945	-
Net cash used in investing activities	(3,766)	(15,610)	(1,151)
Cash flows from financing activities:			
Proceeds from long term debt	-	11,000	-
Repayment of long term debt	(2,327)	(1,129)	(376)
Dividends paid	(9)	(8)	-
Net cash provided by (used in) financing activities	(2,336)	9,863	(376)
Effect of exchange rate changes on cash	(437)	(738)	(52)
Net increase (decrease) in cash and cash equivalents	(3,016)	(2,298)	5,797
Cash and cash equivalents at beginning of year	7,121	9,419	3,622
Cash and cash equivalents at end of year	$ 4,105	7,121	9,419
Supplementary disclosures of cash flow information - Cash paid during the year for:			
Income taxes	$ 394	771	-
Interest	$ 867	493	158

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(Amounts in thousands, except share data)	Preferred Shares	Common stock $0.01 par value Class A Shares	Amount	Class B Shares	Amount
Balance, December 31, 1998	-	978,956	$10	1,020,000	$10
Net income		-	-	-	-
Additions to paid-in capital resulting from tax benefits		-	-	-	-
Decrease in additional pension liability in excess of unrecognized prior service cost		-	-	-	-
Conversion of Class B shares to Class A shares		1,020,000	10	(1,020,000)	(10)
Foreign currency translation adjustment		-	-	-	-
Comprehensive income					
Balance, December 31, 1999	-	1,998,956	$20	-	-
Net income		-	-	-	-
Additions to paid-in capital resulting from tax benefits		-	-	-	-
10% stock dividend		199,102	2	-	-
Increase in additional pension liability in excess of unrecognized prior service cost		-	-	-	-
Foreign currency translation adjustment		-	-	-	-
Comprehensive income					
Balance, December 31, 2000	-	2,198,058	$22	-	-
Net loss		-	-	-	-
10% stock dividend		218,664	2	-	-
Increase in additional pension liability in excess of unrecognized prior service cost		-	-	-	-
Foreign currency translation adjustment		-	-	-	-
Comprehensive loss					
Balance, December 31, 2001	-	2,416,722	$24	-	-

See accompanying notes to consolidated financial statements.

		Comprehensive Income (Loss)		
Additional paid-in capital	*Retained earnings*	*Accumulated other comprehensive loss*	*Total comprehensive income(loss)*	*Net stockholders' equity*
$10,857	$2,685	$(2,299)		$11,263
-	3,570	-	3,570	3,570
1,471	-	-	-	1,471
-	-	2,249	2,249	2,249
-	-	(130)	(130)	(130)
			5,689	
$12,328	$6,255	$ (180)		$18,423
-	3,517	-	3,517	3,517
1,813	-	-	-	1,813
1,790	(1,800)	-	-	(8)
-	-	(102)	(102)	(102)
-	-	(738)	(738)	(738)
			2,677	
$15,931	$7,972	$(1,020)		$22,905
-	(3,723)	-	(3,723)	(3,723)
1,583	(1,594)	-	-	(9)
-	-	(3,659)	(3,659)	(3,659)
-	-	(437)	(437)	(437)
			(7,819)	
$17,514	$2,655	$(5,116)		$15,077

Notes to Consolidated Financial Statements

Years ended December 31, 2001 and 2000

1 Organization

Description of Business Reinhold Industries, Inc. and Subsidiaries (Reinhold or the Company) is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. Reinhold derives revenues from the defense, aerospace, printing and other commercial industries.

Chapter 11 Reorganization Reinhold was acquired by Keene Corporation (Keene) in 1984 and operated as a division of Keene until 1990, when Reinhold was incorporated in the state of Delaware as a wholly owned subsidiary of Keene.

On December 3, 1993, Keene filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court (Bankruptcy Court). Keene's Chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits which named Keene as a party.

On July 31, 1996 (the Effective Date), Keene consummated its Plan of Reorganization under the Bankruptcy Code (the Plan) and emerged from bankruptcy. On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Pursuant to the merger, all of the issued and outstanding capital stock of Reinhold was canceled. Keene, as the surviving corporation of the merger, was renamed Reinhold.

On the Effective Date, Reinhold issued 1,998,956 shares of Common Stock, of which 1,020,000 of Class B Common Stock was issued to the Trustees of a Creditors' Trust (the Creditors' Trust) set up to administer Keene's asbestos claims. The remaining 978,956 shares of Class A Common Stock were issued to Keene's former stockholders as of record date, June 30, 1996. All of Keene's previous outstanding Common Stock was canceled.

The payments and distributions made to the Creditors' Trust pursuant to the terms and conditions of the Plan were made in complete satisfaction, release and discharge of all claims and demands against, liabilities of, liens on, obligations of and interest in Reinhold (Reorganized Company).

On May 21, 1999, pursuant to a Stock Purchase Agreement, dated May 18, 1999, between the Creditors' Trust, the holder of all of the outstanding shares of the Class B Common Stock of the Company and Reinhold Enterprises, Inc., a newly formed Indiana corporation ("REI"), the Creditors' Trust sold 997,475 shares of Class B Common Stock owned by it to certain purchasers designated by REI (the "Purchasers"). These shares represent approximately 49.9% of the outstanding common stock of the Company.

On September 8, 2000, the stockholders' of the Company approved a reduction in the number of authorized shares of common stock from 45,000,000 shares to 4,750,000 shares and a reduction in the number of authorized shares of preferred stock from 5,000,000 shares to 250,000 shares. The changes were filed with the State of Delaware and became effective on November 1, 2000.

2 Summary of Significant Accounting Policies and Practices

Critical Accounting Policies The Company's consolidated financial statements and related public financial information are based on the application of generally accepted accounting principles ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in the external disclosures of the Company including information regarding contingencies, risk and financial condition. The Company believes its use of estimates and underlying accounting assumptions adhere to generally accepted accounting principles and are consistently and conservatively applied. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenues, receivables, inventories, acquisitions, valuation of long-lived and intangible assets, pension and post-retirement benefits, the realizability of deferred tax assets, and foreign exchange translation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition and Allowances for Doubtful Accounts The Company recognizes revenue when title and risk of ownership have passed to the buyer. Allowances for doubtful accounts are estimated based on estimates of losses related to customer receivable balances. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these balances adequate and proper, changes in economic conditions in specific markets in which the Company operates could have a material effect on reserve balances required.

Inventories We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. The Company writes down its inventory for estimated obsolescence equal to the cost of the inventory. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Pensions and Post Retirement Benefits The valuation of the Company's pension and other post-retirement plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses and assets/liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits, and mortality rates. The actuarial assumptions used in the Company's pension reporting are reviewed annually and compared with external benchmarks to assure that they accurately account for our future pension obligations. Changes in assumptions and future investment returns could potentially have a material impact on the Company's pension expenses and related funding requirements.

Valuation of Long-lived and Intangible Assets We assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized.

During 2001, we performed an assessment of the goodwill related to our acquisition of Samuel Bingham Company ("Bingham"), pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result, we recorded a charge of $4.0 million during the third quarter of 2001 to reduce goodwill associated with the purchase of Bingham. The charge was based on the amount by which the carrying amount of these assets exceeded their estimated fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences.

Cumulative Foreign Exchange Translation Accounting In preparing our consolidated financial statements, we are required to translate the financial statements of NP Aerospace from the currency in which they keep their accounting records, the British Pound Sterling, into United States dollars. This process results in exchange gains and losses which are either included within the statement of operations or as a separate part of our net equity under the caption "foreign currency translation adjustment."

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management's determination of the functional currency of NP Aerospace. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered.

If any subsidiary's functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary's financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations.

Based on our assessment of the factors discussed above, we consider NP Aerospace's local currency to be the functional currency. Accordingly, we had foreign currency translation losses of approximately $437,000 and $738,000 that were included as part of "accumulated other comprehensive loss" within our balance sheet at December 31, 2001 and 2000, respectively.

Environmental Liabilities With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See Note 9 of the accompanying consolidated financial statements for additional discussion of legal proceedings.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Reinhold and its wholly owned subsidiaries NP Aerospace Limited ("NP Aerospace") and Samuel Bingham Enterprises, Inc. ("Bingham"). All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers cash in banks, commercial paper, demand notes, and similar short-term investments purchased with maturities of less than three months as cash and cash equivalents for the purpose of the statements of cash flows.

Cash and cash equivalents consist of the following (in thousands):

	December 31, 2001	*December 31, 2000*
Cash in banks	$2,138	$1,417
Money market funds	1,967	5,704
Total	$4,105	$7,121

INVENTORIES Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventoried costs relating to long-term contracts and programs are stated at the actual production costs, including factory overhead, initial tooling, and other related non recurring costs incurred to date, reduced by amounts related to revenue recognized on units delivered. The components of inventory are as follows (in thousands):

	December 31, 2001	*December 31, 2000*
Raw material	$4,557	$4,205
Work-in-process	919	744
Finished goods	799	1,116
Total	$6,275	$6,065

ACCOUNTING FOR GOVERNMENT CONTRACTS Substantially all of the Company's government contracts are firm fixed price. Sales and cost of sales on such contracts are recorded as units are delivered. Estimates of cost to complete are reviewed and revised periodically throughout the contract term, and adjustments to profit resulting from such revisions are recorded in the accounting period in which the revisions are made. Losses on contracts are recorded in full as they are identified.

Amounts billed to contractors of the U.S. Government included in accounts receivable at December 31, 2001 and 2000 were $1,010,000 and $1,536,000, respectively.

PROPERTY AND EQUIPMENT The Company depreciates property and equipment principally on a straight-line basis based over estimated useful lives. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

Property and equipment, at cost, consists of the following (in thousands):

	Useful Life	*December 31, 2001*	*December 31, 2000*
Land	-	$1,283	1,283
Buildings	10-40 years	1,429	2,809
Leasehold improvements	5-15 years	2,459	1,391
Machinery and equipment	5-25 years	10,814	11,206
Furniture and fixtures	3-10 years	1,226	381
Construction in process	-	359	52
		17,570	17,122
Less accumulated depreciation and amortization		7,006	5,842
		$ 10,564	11,280

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Maintenance and repairs are expensed as incurred. Improvements which significantly increase the useful life of the asset are capitalized.

Notes to Consolidated Financial Statements *(cont'd)*

Note Receivable On December 29, 2000, the Company sold their undeveloped land to Paragon Santa Anita LLC for a net gain of $962,000. The selling price for the property was $2,050,000 with $1,050,000 paid in cash at closing. Additional consideration consisted of a 9% note receivable due in one year in the amount of $1,000,000. The note was secured by the land. The note was paid in full in December 2001.

Cost in excess of fair value of net assets of acquired companies Cost in excess of fair value of net assets of acquired companies (goodwill) is amortized on a straight-line basis over 10 - 40 years. The gross amount and related accumulated amortization at December 31, 2001 and 2000 amounted to $8,921,000 and $5,135,000, and $6,725,000 and $777,000, respectively. In September 2001, the Company determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by $4.0 million to their estimated fair value. This write-down was charged against goodwill. Fair value was based on estimated discounted future operating cash flows of the Bingham operations.

Acquired Businesses On April 24, 1998, NP Aerospace Limited purchased from Courtaulds Aerospace Limited (CAL), a U.K. Corporation, which is a wholly owned subsidiary of Courtaulds plc, a U.K. Corporation, certain assets (consisting of Accounts Receivable, Inventory, Machinery and Equipment, Land and Intellectual Property and Patents) and assumed certain liabilities of the Ballistic and Performance Composites Division of CAL. Reinhold, as the Guarantor for NP Aerospace, became obligated to pay to Courtaulds plc net consideration consisting of (a) Two Million Two Hundred Thousand pounds sterling (£2,200,000) ($3,706,340 based on an exchange rate of $1.6847) cash on the Closing Date and (b) within 120 days following the end of each of the calendar years 1998 through 2001, a cash amount equal to 25% of the Pre-tax Profit on the light armored vehicle business only, the maximum aggregate amount of which shall not exceed Twenty Million pounds sterling (£20,000,000). Additional payments will be capitalized as part of the purchase price, when and if earned. In the years ended December 31, 2001 and 2000, no additional payments were earned. The acquisition was accounted for as a purchase.

On March 9, 2000, Reinhold Industries, Inc. (the "Company"), through its wholly-owned subsidiary, Samuel Bingham Enterprises, Inc., an Indiana corporation, purchased substantially all of the assets, including real, personal and intellectual properties, and assumed certain liabilities of Samuel Bingham Company, an industrial and graphic arts roller manufacturing and supplying business, headquartered in Bloomingdale, Illinois ("Bingham").

The purchase price paid was $14,742,000 plus out-of-pocket expenses of $406,000. The cost in excess of fair value of net assets is being amortized on a straight-line basis over forty years. A source of funds for the purchase price was a five-year term loan with the Bank of America for $11,000,000 with the balance being paid from cash on hand.

The acquisition of Samuel Bingham Company has been accounted for by the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

The purchase price has been allocated to net identifiable assets acquired as follows (in thousands):

	Samuel Bingham Company
Working capital	$3,362
Fixed assets	6,231
Net identifiable assets	9,593
Purchase price (including deferred consideration)	15,148
Cost in excess of fair value of net assets of acquired companies	$5,555

The pro forma unaudited results of operations for the years ended December 31, 2000 and 1999, assuming consummation of the purchases as of January 1, 1999 are as follows (in thousands, except earnings per share data):

	Years ended December 31,	
	2000	*1999*
Net sales	$ 53,613	63,047
Net income	$ 3,749	4,329
Earnings per share - basic	$1.55	1.79
Earnings per share – diluted	$1.53	1.79

On April 20, 2001, Reinhold, purchased certain assets and assumed certain liabilities of Edler Industries, Inc. ("Edler"). Edler is a manufacturer of structural and ablative composite components mainly for subcontractors of the U.S. defense industry. The operation has been renamed the "Thermal Insulation" division of Reinhold. The purchase price was $2.6 million consisting of $1.6 million cash paid at closing and a $1.0 million, 8% interest bearing note paid in September 2001. The acquisition has been accounted for by the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition. The cost in excess of fair value of net assets of $2.2 million is being amortized on a straight-line basis over twenty years.

INCOME TAXES The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As more fully described in note 3 of notes to consolidated financial statements, income tax benefits realized from temporary differences and operating loss carryforwards prior to the chapter 11 reorganization described above are recorded directly to additional paid-in capital.

EARNINGS PER COMMON SHARE The Company presents basic and diluted earnings per share ("EPS"). Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company.

The reconciliations of basic and diluted weighted average shares are as follows:

		Years ended December 31,	
	2001	*2000*	*1999*
Net income (loss)	$(3,723)	3,517	3,570
Weighted average shares used in basic computation	2,417	2,417	2,417
Dilutive stock options	-	34	8
Weighted average shares used for diluted calculation	2,417	2,451	2,425

OTHER COMPREHENSIVE INCOME (LOSS) Other comprehensive income (loss) refers to items that under accounting principles generally accepted in the United States are included in comprehensive income (loss) but excluded from net income (loss) as those amounts are recorded directly as an adjustment to stockholders' equity, net of tax. The Company's other comprehensive income (loss) is composed of changes in the additional pension liability in excess of unrecognized prior service cost and foreign currency translation adjustments. The accumulated balance of additional pension liability in excess of unrecognized prior service cost and foreign currency translation adjustments at December 31, 2001 and 2000 is $3,761,000 and $1,355,000, and $102,000 and $918,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

STOCK OPTION PLAN The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure-only alternative of SFAS No. 123 "Accounting For Stock-Based Compensation".

PENSION AND OTHER POSTRETIREMENT PLANS The Company has three defined benefit pension plans and a 401(k) retirement and profit sharing plan covering substantially all of its employees. The benefits for the Samuel Bingham Company Employees' Retirement Plan and the Samuel Bingham Company Hourly Employees' Pension Plan are based on years of service multiplied by a fixed monthly benefit. The Reinhold Industries, Inc. Retirement Plan benefits are based on years of service and the employee's compensation during the last years of service before retirement. The cost of these programs is being funded currently.

The Samuel Bingham Company Salaried Employees' 401(k) Profit Sharing Plan covers all eligible employees who have completed one year of service. Employees may make contributions to the Plan up to the maximum limitations prescribed by the Internal Revenue Service. At the discretion of the Company, a matching contribution of up to 4% of the employees' compensation may be made per year. The matching contribution vests to the employee on a staggered basis over eight years and is fully vested at the end of the employees' eighth year of service.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF The Company accounts for long lived assets and certain intangibles including goodwill at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets, if facts and circumstances suggest that they may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

In 2001, the Company recorded a charge of approximately $5.4 million to write-down long-lived assets associated with the Bingham operating segment. Included in the $5.4 million charge was approximately $1.3 million write-down of fixed assets related to the seven manufacturing and administrative locations of Bingham that were closed or were in the process of being closed. The fixed assets were written down to their estimated fair value which was determined based on the proceeds received and estimated to be received from the sales of the respective facilities. The sales of these facilities are expected to be completed prior to December 31, 2002. At December 31, 2001, the carrying value of assets to be disposed of totaled approximately $425,000.

The Company then determined that the estimated future undiscounted operating cash flows of the remaining Bingham operations were less than the carrying amount of Bingham's remaining long-lived assets. Based on its evaluation, the Company determined Bingham's long-lived assets, with a carrying value of $10.7 million, were impaired and wrote them down by approximately $4.0 million to their estimated fair value. This write-down was charged against goodwill. Fair value was based on estimated discounted future operating cash flows of the Bingham operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of the following financial instruments approximate fair value because of the short maturity of those instruments: cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, other assets, accounts payable, accrued expenses and current installments of long term debt. The long term debt bears interest at a variable market rate, and thus has a carrying amount that approximates fair value.

FOREIGN CURRENCY The reporting currency of the Company is the United States dollar. The functional currency of NP Aerospace is the UK pound sterling. For consolidation purposes, the assets and liabilities of the Company's subsidiary are translated at the exchange rate in effect at the balance sheet date. The consolidated statements of earnings are translated at the average exchange rate in effect for the years.

RECLASSIFICATIONS Certain amounts in the prior years consolidated financial statements have been reclassified to conform with the current year presentation.

SHIPPING AND HANDLING COSTS Shipping and handling costs are included in cost of sales.

RECENT ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 addresses financial accounting and reporting for business combination and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142, effective for the Company January 1, 2002, addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead subject to impairment tests at least annually. The Company has determined that the impact of adopting SFAS No. 142 will have a favorable impact of $336,000 to its results of operations in 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144, effective for the Company January 1, 2002, supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company has determined that there will be no impact of adopting SFAS No. 144.

3 INCOME TAXES

The income tax provision consists of (in thousands):

	Years ended December 31,		
	2001	*2000*	*1999*
Federal	$ 43	1,564	1,201
State	15	372	383
Foreign	212	344	650
Total	$270	2,280	2,234

The income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following (in thousands):

	Years ended December 31,		
	2001	*2000*	*1999*
Taxes at statutory Federal rate	$(1,086)	1,971	1,973
State taxes, net of Federal tax benefits	10	245	253
Rate difference on foreign income	88	(46)	(85)
Non-deductible expenses	82	57	55
Change in valuation allowance	1,183	-	-
Other	(7)	53	38
Total provision for income tax expense	$ 270	2,280	2,234

Notes to Consolidated Financial Statements *(cont'd)*

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2001	*December 31, 2000*
Deferred tax assets:		
Adjustments from quasi-reorganization	$ 634	634
Asset impairment	1,649	-
Net operating loss carryforwards	8,713	9,237
Inventory reserves	378	218
Other reserves	337	287
Total gross deferred tax assets	11,711	10,376
Less valuation allowance	(10,857)	(9,386)
Net deferred tax assets	854	990
Deferred tax liabilities:		
Pension	(854)	(604)
Depreciation	-	(386)
Total gross deferred tax liabilities	(854)	(990)
Net deferred tax assets	$ -	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will not realize the benefits of these deductible differences at December 31, 2001.

At December 31, 2001 and 2000, the Company had generated net operating loss carryforwards for Federal income tax purposes of approximately $25,628,000 and $26,788,000, respectively. At December 31, 2001, the Company's net operating loss carryforwards for State income tax purposes expired. The Company may utilize the Federal net operating losses by carrying them forward to offset future Federal taxable income, if any, through 2011. Benefits realized from loss carryforwards and deductible temporary differences arising prior to the reorganization have been recorded directly to additional paid-in capital. Such benefits amounted to zero in 2001, $1,813,000 in 2000 and $1,471,000 in 1999.

Pursuant to the Plan, Keene (predecessor company) transferred certain assets on July 31, 1996 to the Creditors' Trust. Certain assets at the date of transfer were not capable of being valued until the resolution of pending litigation. The Company anticipates a future tax benefit; however, since the value of certain assets is not currently quantifiable and the extent of any potential benefit resultant upon the transfer of the assets is not estimable, the Company has not disclosed nor recorded a deferred tax benefit in the accompanying consolidated financial statements.

4 Long Term Debt

On April 22, 1998, the Company borrowed $2,268,000 from The CIT Group Credit/Finance (CIT) to fund a portion of the purchase consideration due to Courtaulds Aerospace. The Company had previously entered into a Five Year Loan and Security Agreement with CIT in the amount of Four Million Dollars ($4,000,000). The term portion of the loan ($2,268,000) was payable in equal monthly principal payments of $37,800 plus interest at prime plus 1.75% and was secured by fixed assets and land. The remainder of the CIT credit facility was a revolver of One Million Seven Hundred Thirty-Two Thousand Dollars ($1,732,000), which had never been used.

On April 16, 1999, the Company repaid the outstanding loan with the CIT Group Credit/Finance through a refinancing with Bank of America National Trust and Savings Association ("B of A") and cancelled the revolver. The new credit facility with B of A is a term loan in the amount of $1,861,478 payable in 48 equal monthly principal installments of $38,780 plus interest at a rate which approximates LIBOR plus 1.75% (3.95%) and is secured by all fixed assets.

On March 9, 2000, the Company borrowed $11,000,000 from B of A to fund a portion of the purchase consideration due to Samuel Bingham Company. The principal portion of the loan is payable in twenty successive quarterly installments beginning June 30, 2000. Interest is payable quarterly at a rate which approximates LIBOR plus 1.75% (5.58%) and is secured by all financial assets of the Company.

Both loan agreements with B of A are subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability or cash flow to total outstanding debt, minimum net worth and limits on capital expenditures. The Company has breached certain covenants at December 31, 2001 due to lower than expected earnings and higher than expected capital expenditures for its new administrative and production building. The Company did not request and has not received waivers to these covenants from B of A. At December 31, 2001, the outstanding debt balance with B of A was $9.285 million.

On March 20, 2002, the Company entered into a one year $10,000,000 revolving credit facility with LaSalle Bank National Association ("LaSalle"). Interest is at a rate which approximates LIBOR plus 2.50% and is secured by all financial assets of the Company. The credit agreement with LaSalle is subject to various financial covenants to which the Company must comply. The covenants require the Company to maintain certain ratios of profitability, cash flow, outstanding debt, minimum net worth and limits on capital expenditures.

On March 21, 2002, the Company received approximately $7,200,000 from LaSalle against this credit facility. The proceeds from the credit facility and additional cash on hand were used to extinguish all outstanding debt with B of A.

At December 31, 2001, maturities of long term debt were as follows (in thousands):

	Obligations under capital leases	*Secured term loans*
2002	$ 174	3,278
2003	168	2,631
2004	101	2,688
2005	31	688
2006	-	-
	474	9,285
Less amount representing interest	61	
Present value of minimum lease payments	$ 413	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

5 STOCKHOLDERS' EQUITY

On September 8, 2000, the stockholders' of the Company approved a reduction in the number of authorized shares of common stock from 45,000,000 shares to 4,750,000 shares and a reduction in the number of authorized shares of preferred stock from 5,000,000 shares to 250,000 shares. The changes were filed with the State of Delaware and became effective on November 1, 2000.

On May 10, 2000, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on July 11, 2000, where an additional 199,102 shares were issued on July 28, 2000.

On May 8, 2001, the Board of Directors approved the distribution of a 10% stock dividend payable to stockholders of record on July 13, 2001, where an additional 218,664 shares were issued on July 31, 2001. All common stock information and earnings per share computations for all periods presented have been adjusted for the dividends.

6 STOCK OPTIONS

STOCK INCENTIVE PLAN On July 31, 1996, the Company established the Reinhold Stock Incentive Plan for key employees. The Reinhold Stock Incentive Plan permits the grant of stock options, stock appreciation rights and restricted stock. The total number of shares of stock subject to issuance under the Reinhold Stock Incentive Plan may not exceed 100,000. The maximum number of shares of stock with respect to which options or stock appreciation rights may be granted to any eligible employee during the term of the Reinhold Stock Incentive Plan may not exceed 10,000. The shares to be delivered under the Reinhold Stock Incentive Plan may consist of authorized but unissued stock or treasury stock, not reserved for any other purpose. The Plan provides that the options are exercisable based on vesting schedules, provided that in no event shall such options vest more rapidly than 33 1/3% annually. The options expire no later than ten years from the date of grant.

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of the Agreement are equivalent to those in the Reinhold Stock Incentive Plan.

The number of stock options outstanding and the exercise price were adjusted for the impact of the 10% stock dividends.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and the related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options approximates the fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2001	2000	1999
Risk free interest rate	N/A	6.2%	6.5%
Dividend yield	-	-	-
Volitility factor	N/A	81%	70%
Weighted average life (years)	N/A	4.1	4.1

Using the Black-Scholes Option Pricing Model, the estimated weighted-average grant date fair value of options granted in 2000 and 1999 was $6.22 and $4.86, respectively. No options were granted to employees during 2001. The pro forma net income assuming the amortization of the estimated fair values over the option vesting period and diluted earnings per common share, had the fair value method of accounting for stock options been used, would have been as follows (in thousand, except per share data):

	2001	2000	1999
Pro forma net income (loss)	($4,003)	3,236	3,147
Pro forma earnings per share:			
Basic	($ 1.66)	1.34	1.30
Diluted	($ 1.66)	1.32	1.30

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. A summary of the status of the option plans as of and for the changes during the year ended December 31, 2001 and 2000 is presented below:

	Number of shares	*Low*	*High*	*Weighted average exercise price*
Outstanding December 31, 1999	163,000	$8.25	$11.25	$8.36
Options issued in connection with 10% stock dividend	16,100	$7.50	$10.23	$7.59
Granted in 2000	10,000	$9.75	$9.75	$9.75
Forfeited during 2000	3,100	$7.50	$7.50	$7.50
Outstanding December 31, 2000	186,000	$7.50	$10.23	$7.72
Options issued in connection with 10% stock dividend	18,600	$6.82	$9.30	$7.01
Granted in 2001	-	-	-	-
Forfeited during 2001	-	-	-	-
Outstanding December 31, 2001	204,600	$6.82	$9.30	$7.01

At December 31, 2001, the weighted average remaining contractual life of options outstanding is 7.4 years. No options are currently exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

7 PENSION PLANS

The Company currently has four pension plans covering substantially all employees. The benefits paid under the pension plan generally are based on an employee's years of service and compensation during the last years of employment (as defined). Annual contributions made to the pension plan are determined in compliance with the minimum funding requirements of ERISA, using a different actuarial cost method and different actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist principally of publicly traded equity and debt securities.

Net pension cost included the following (in thousands):

	Years ended December 31,	
	2001	*2000*
Service cost	$ 212	167
Interest cost on benefits earned in prior years	953	966
Expected return on assets	(1,159)	(900)
Amortization of net obligation at transition	(18)	(3)
Amortization of net loss (gain)	83	(297)
Net pension cost (benefit)	$ 71	(67)

The following table sets forth a reconciliation of the pension plan's benefit obligation at December 31, 2001 and 2000 (in thousands):

	2001	*2000*
Projected benefit obligation at beginning of year	$14,143	11,887
Projected benefit obligation at beginning of period – Samuel Bingham	-	1,966
Service cost	212	167
Interest cost	953	966
Actuarial loss	443	418
Benefits paid	(1,215)	(1,261)
Projected benefit obligation at end of year	$14,536	14,143

The following table sets forth a reconciliation of the pension plan's assets at December 31, 2001 and 2000 (in thousands):

	2001	*2000*
Fair value of plan assets at beginning of year	$13,550	11,814
Fair value of plan assets at beginning of period – Samuel Bingham	-	2,389
Actual return on assets	(778)	351
Employer contributions	675	257
Benefits paid	(1,215)	(1,261)
Fair value of plan assets at end of year	$12,232	13,550

The following table sets forth a reconciliation of the pension plan's funded status at December 31, 2001 and 2000 (in thousands):

	2001	2000
Projected benefit obligation at end of year	$14,536	14,143
Fair value of plan assets at end of year	12,232	13,550
Funded status	(2,304)	(593)
Unrecognized prior service cost	133	148
Unrecognized net obligation at transition	(17)	(36)
Unrecognized net loss	4,220	1,909
Prepaid pension cost at end of year	$2,032	1,428
Intangible asset at December 31,	$138	156
Additional minimum liability at December 31,	(3,899)	(258)
Additional pension liability in excess of prior service cost at December 31,	$(3,761)	(102)

Assumptions used in accounting for the pension plan were:

	December 31, 2001	*December 31, 2000*
Discount rate	6.75%	7.00%
Rate of increase in compensation levels	5.0	5.0
Expected long-term rate of return on assets	9.0	9.0

The unrecognized prior service cost and the unrecognized net loss are being amortized on a straight-line basis over the average future service of employees expected to receive benefits under the plans. The unrecognized net obligation at transition is being amortized on a straight-line basis over 15 years.

8 Operating Segments

The Company reports segment data pursuant to SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". Reinhold is a manufacturer of advanced custom composite components, sheet molding compounds and rubber rollers for a variety of applications in the United States and Europe. The Company generates revenues from six operating segments: Aerospace, CompositAir, Commercial, Thermal Insulation, NP Aerospace and Bingham. Management has determined these to be Reinhold's operating segments based upon the nature of their products. Aerospace and Thermal Insulation produce a variety of products for the U.S. military and space programs. CompositAir produces components for the commercial aircraft seating industry. The Commercial segment produces lighting housings and pool filter tanks. NP Aerospace produces products for law enforcement, lighting, military, automotive and commercial aircraft. Bingham manufactures rubber rollers for graphic arts and industrial applications. Certain amounts from the prior years have been reclassified from NP Aerospace to CompositAir to conform to information used by the chief operating decision maker in accordance with SFAS 131.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(cont'd)*

The information in the following tables is derived directly from the segment's internal financial reporting for corporate management purposes (in thousands).

	Years ended December 31,		
	2001	*2000*	*1999*
NET SALES			
Aerospace	$ 9,511	8,417	5,863
CompositAir	5,877	7,547	12,143
Commercial	3,072	3,093	2,433
Thermal Insulation	2,004	-	-
NP Aerospace	9,322	11,914	18,701
Bingham	19,161	18,316	-
Total sales	$ 48,947	49,287	39,140
INCOME (LOSS) BEFORE INCOME TAXES			
Aerospace	$ 2,696	2,625	1,241
CompositAir	174	1,297	2,458
Commercial	311	419	287
Thermal Insulation	422	-	-
NP Aerospace	366	1,146	2,166
Bingham	(6,622)	13	-
Unallocated corporate (expenses) income	(800)	297	(348)
Total income (loss) before income taxes	$ (3,453)	5,797	5,804
DEPRECIATION AND AMORTIZATION			
Aerospace	$ 328	349	356
CompositAir	273	275	272
Commercial	138	150	155
Thermal Insulation	121	-	-
NP Aerospace	172	160	163
Bingham	542	519	-
Unallocated corporate	84	48	82
Total depreciation and amortization	$ 1,658	1,501	1,028
CAPITAL EXPENDITURES			
Aerospace	$ 891	688	117
CompositAir	158	-	540
Commercial	29	16	52
Thermal Insulation	296	-	-
NP Aerospace	239	222	215
Bingham	764	429	-
Total capital expenditures	$ 2,377	1,355	924
TOTAL ASSETS			
Aerospace	$ 5,026	4,963	
CompositAir	2,453	2,613	
Commercial	914	1,091	
Thermal Insulation	3,431	-	
NP Aerospace	6,023	9,612	
Bingham	10,947	18,077	
Unallocated corporate	4,235	4,353	
Total assets	$ 33,029	$ 40,709	
WRITE-DOWN OF LONG-LIVED ASSETS			
Bingham	$ 5,351	-	-
Total write-down of long-lived assets	$ 5,351	-	-

The tables below present information related to geographic areas in which Reinhold operated (in thousands):

	Years ended December 31,		
	2001	*2000*	*1999*
NET SALES			
North America	$ 38,319	37,141	18,662
United Kingdom	8,294	9,098	14,188
Botswana	-	93	1,942
Germany	1,096	865	1,916
All other	1,238	2,090	2,432
Net sales	$ 48,947	49,287	39,140
NET ASSETS			
North America	$ 27,006	31,097	
United Kingdom	6,023	9,612	
Net assets	$ 33,029	40,709	
LONG-LIVED ASSETS			
North America	$ 12,948	15,947	
United Kingdom	1,606	1,539	
Long-lived assets	$ 14,554	17,486	

9 COMMITMENTS AND CONTINGENCIES

LEASES The Company leases certain facilities and equipment under operating leases expiring through 2014. Certain facility leases are subject to annual escalations of approximately 1% to 3%. Total rental expense on all operating leases approximated $1,192,000, $803,000 and $514,000 for 2001, 2000 and 1999, respectively.

Minimum future rental commitments under noncancelable operating leases at December 31, 2001 are as follows (in thousands):

2002	$ 1,479
2003	1,242
2004	939
2005	818
2006	776
Thereafter	7,623
	$ 12,877

LEGAL PROCEEDINGS The Company has been informed that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), with respect to certain environmental liabilities arising at the Valley Forge National Historical Park Site ("Valley Forge Site") located in Montgomery County, Pennsylvania and at a site formerly known as the Casmalia Resources Hazardous Waste Management Facility, located in Santa Barbara County, California ("Casmalia Site"). CERCLA imposes liability for the costs of responding to a release or threatened release of "hazardous substances" into the environment. CERCLA liability is imposed without regard to fault. PRPs under CERCLA include current owners and operators of the site, owners and operators at the time of disposal, as well as persons who arranged for disposal or treatment of hazardous substances sent to the site, or persons who accepted hazardous substances for transport to the site. Because PRPs' CERCLA liability to the government is joint and several, a PRP may be required to pay more than its proportional share of such costs. Liability among PRPs, however, is subject to equitable allocation through contribution actions.

On June 16, 2000 the U.S. Department of Justice notified the Company that it may be a PRP with respect to the Valley Forge Site and demanded payment for past costs incurred by the United States in connection with the site, which the Department of Justice estimated at $1,753,726 incurred by the National Park Service ("NPS") as of May 31, 2000 and $616,878 incurred by the United States Environmental Protection Agency ("EPA") as of November 30, 1999. Payment of these past costs would not release the Company from liability for future response costs.

Management believes that in or about 1977, the Company's predecessor, Keene Corporation ("Keene"), sold to the U.S. Department of Interior certain real property and improvements now located within the Valley Forge Site. Prior to the sale, Keene operated a manufacturing facility on the real property and may have used friable asbestos, the substance which gives rise to the claim at the Valley Forge Site. The Company is in the process of analyzing the legal foundations of the Department of Justice claim in light of the bankruptcy proceeding described below. The Company believes that two injunctions issued in 1996 in connection with Keene's bankruptcy proceeding under chapter 11 of Title 11 of the United States Code ("Bankruptcy Code") are relevant to the Justice Department's claim.

As previously reported, Keene acquired Reinhold in 1984. On December 3, 1993, Keene filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Keene's chapter 11 filing came as a direct result of the demands on Keene of thousands of asbestos-related lawsuits that named Keene as a party. On July 31, 1996 (the "Effective Date"), Keene consummated its Fourth Amended Plan of Reorganization, as modified, under the Bankruptcy Code (the "Plan"). On the Effective Date, Reinhold was merged into and with Keene, with Keene becoming the surviving corporation. Keene, as the surviving corporation of the merger, was renamed Reinhold Industries, Inc. On the Effective Date, pursuant to the Plan the Company issued its Class B Common Stock to the Trustees of a Creditors' Trust, which was established under the Plan to administer Keene's asbestos liabilities. The Creditors' Trust has since sold most of its Class B Common Stock.

The general bankruptcy injunction issued in the chapter 11 proceeding generally prohibits any entity from commencing or continuing any action, employment of process or act to collect, offset, affect or recover any claim, demand, interest or cause of action satisfied, released or discharged under the Plan. Such claims, demands, interests and causes of action include, whether known or unknown, all claims against Keene or the Company or their assets and all related causes of action, regardless of whether a proof of claim or interest was filed or allowed, and whether or not the holder of such claim or interest has voted on the Plan, or any causes of action based on any act or omission of any kind occurring prior to the Effective Date. In addition to this general bankruptcy injunction, the Company received the benefit of a supplemental "Permanent Channeling Injunction" as part of the Plan.

The Permanent Channeling Injunction bars "Asbestos-Related Claims" and "Demands," as defined in the Plan, against the Company and channels those Claims and Demands to the Creditors' Trust. Pursuant to the Permanent Channeling Injunction, on or after the Effective Date of the Plan, any person or entity who holds or may hold an Asbestos-Related Claim or Demand against Keene will be forever stayed, restrained, and enjoined from taking certain actions for the purpose of, directly or indirectly, collecting, recovering, or receiving payment of, on, or with respect to such Asbestos-Related Claims or Demands against the Company.

On March 1, 2001, the Company commenced an action against EPA and the NPS in the United States District Court for the Southern District of New York seeking a declaratory judgment that any claims asserted against it in connection with the Valley Forge site were barred as a matter of law due to two injunctions issued in 1996 in the bankruptcy case against its predecessor, Keene Corporation. On July 20, 2001, the United States served its answer and counterclaim to the Company's complaint on behalf of the NPS. In its answer, the government withdrew its request for reimbursement of the EPA's CERCLA response costs ($616,878) and objected to the relief sought by the Company. Its counterclaim seeks the recovery of past and present CERCLA response costs incurred by the NPS at the Valley Forge site and a declaratory judgment on liability that will be binding in future actions to recover future response costs.

On August 3, 2001, the Company served a motion for summary judgment requesting judgment in its favor on its complaint and dismissal of the counterclaim.

On September 10, 2001, the United States served its response in opposition to the Company's summary judgment motion. In its response, the government submitted that (i) the NPS's claim for recovery of past and present CERCLA response costs at the Valley Forge Site does not constitute an Asbestos-Related Claim; and (ii) neither the Plan nor the Confirmation Order govern its claim because Keene failed to give the NPS actual notice of the bankruptcy proceeding. The government sought a denial of the summary judgment motion or a continuance to allow discovery on its defense of actual notice.

On September 26, 2001, the Company served its reply to the government's response and asserted, among other things, that summary judgment was not premature as the undisputed facts establish that the NPS was an "unknown creditor" at the time of the Keene bankruptcy case such that publication notice – which indisputably was given – was legally sufficient to subject the NPS to the terms of the two injunctions issued under the Plan. The Company also reiterated that the plain meaning and purpose of the Plan and Confirmation Order compel the conclusion that the NPS claim was an Asbestos-Related Claim.

As of December 31, 2001, the summary judgment motion is pending before the Court.

It is difficult to estimate the timing and ultimate costs to be incurred by the Company in connection with environmental liability claims in the future due to uncertainties about the status of laws and regulations, the adequacy of information available for individual sites and the extended time periods over which site remediation occurs. However, based on currently available information, if the environmental liability claims relating to the Valley Forge Site arose prior to the filing of Keene's bankruptcy case or if these claims were deemed to be Asbestos-Related Claims or Demands within the meaning of the Plan, then the Company does not believe that environmental liabilities associated with the Valley Forge Site should result in a material adverse impact on the Company's consolidated financial position or results of operation. However, if these claims are deemed to have arisen subsequent to the filing of Keene's bankruptcy case – i.e the "release" or "threatened release," within the meaning of CERCLA, is deemed to have occurred after Keene filed its chapter 11 petition with the Bankruptcy Court or the claims are held to have arisen when the response costs were incurred – and these claims are not deemed to be Asbestos-Related Claims or Demands as defined under the Plan, then the Company could incur liability for the claims. If a court were to determine that the Company was liable for recoverable costs associated with the Valley Forge Site under CERCLA, the resulting liability could have a material adverse impact on the Company's consolidated financial position and results of operations.

With respect to the Casmalia Site, on August 11, 2000, the EPA notified the Company that it is a PRP by virtue of waste materials deposited at the site. The EPA has designated the Company as a "de minimis" waste generator at this site, based on the amount of waste at the Casmalia Site attributed to the Company. The Company is in the process of evaluating its potential environmental liability exposure at the Casmalia Site, and based on currently available data, the Company believes that the Casmalia Site is not likely to have a material adverse impact on the Company's consolidated financial position or results of operations.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position, results of operations, or liquidity.

Notes to Consolidated Financial Statements *(cont'd)*

10 Business and Credit Concentrations

The Company's principal customers are prime contractors to the U.S. Government, other foreign governments and aircraft seat manufacturers.

Sales to each customer that exceed 10% of total net sales for the periods presented and the operating segment that realized the sale were as follows (in thousands):

	Years ended December 31,		
	2001	*2000*	*1999*
B/E Aerospace (CompositAir and NP Aerospace)	$6,050	8,282	13,405
United Kingdom Ministry of Defense (NP Aerospace)	*	*	6,356
Thiokol Propulsion (Aerospace)	5,078	*	*

** Sales to these customers were less than 10% of total net sales for the period.*

B/E Aerospace accounted for approximately 12% of the Company's accounts receivable balance at December 31, 2001 and approximately 11% at December 31, 2000 before any adjustments for the allowance for doubtful accounts. No other customer exceeded 10% of the Company's gross accounts receivable balance. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

11 Related Party Transactions

On June 3, 1999, Reinhold entered into a two year agreement with Hammond, Kennedy, Whitney and Company ("HKW"), a private equity firm, to provide Reinhold and its subsidiaries with advice regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. The agreement is automatically renewed thereafter for successive one year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr., Andrew McNally, IV and Glenn Scolnik, all members of the Board of Directors of Reinhold, are principals of HKW.

12 Quarterly Summary of Information (Unaudited)

Summarized unaudited financial data is as follows (in thousands, except per share data):

	Three Months Ended			
	March 31,	*June 30,*	*September 30,*	*December 31,*
2001				
Net sales	$ 12,162	13,336	12,096	11,353
Gross profit	$ 3,487	3,597	3,283	2,773
Net income (loss)	$ 518	642	(4,729)	(154)
Net earnings (loss) per share:				
Basic	$ 0.21	0.27	(1.96)	(0.06)
Diluted	$ 0.21	0.26	(1.96)	(0.06)
2000				
Net sales	$ 9,601	13,902	13,281	12,503
Gross profit	$ 2,737	4,344	3,995	3,713
Net income	$ 802	941	714	1,060
Net earnings per share:				
Basic	$ 0.33	0.39	0.30	0.44
Diluted	$ 0.33	0.38	0.29	0.43

Independent Auditors' Report

The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheet of Reinhold Industries, Inc. and Subsidiaries (the Company) as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reinhold Industries, Inc. and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Orange County, California
February 19, 2002, except for
Note 4, as to which the date
is March 27, 2002

Independent Auditors' Report

The Board of Directors
Reinhold Industries, Inc.

We have audited the accompanying consolidated balance sheet of Reinhold Industries, Inc. and Subsidiaries (the Company) as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the two year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reinhold Industries, Inc. and Subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
March 16, 2001

CORPORATE OFFICES
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281
562 944-7238 (fax)

INVESTOR RELATIONS
Contact Judy Sanson
Reinhold Industries, Inc.

REGISTRAR
Continental Stock Transfer &
Trust Company
2 Broadway
New York, New York 10004

ANNUAL MEETING
The Annual Stockholders' Meeting will be held at the offices of Reinhold Industries, Inc.
12827 East Imperial Hwy
Santa Fe Springs, CA
on May 1, 2002
at 3:00 p.m.

FORM 10-K
Stockholders may obtain a copy of Reinhold's 10-K without charge by writing to Investor Relations Department

TRANSFER AGENT
Continental Stock Transfer &
Trust Company
2 Broadway
New York, New York 10004
212 509-4000

INDEPENDENT AUDITORS
Ernst & Young LLP
18111 Von Karman Avenue
Suite 1000
Irvine, CA 92612

ATTORNEYS
Petillon & Hansen
1260 Union Bank Tower
21515 Hawthorne Boulevard
Torrance, California 90503

Horgan, Rosen, Beckham
& Coren, LLP
23975 Park Sorrento
Suite 200
Calabasas, CA 91302

STOCK LISTING
Reinhold common stock is listed on the Nasdaq National Market
Symbol – RNHDA

STOCKHOLDER INFORMATION	2001		2000	
Market Price	High	Low	High	Low
First Quarter ended March 31,	8.64	6.36	9.92	8.26
Second Quarter ended June 30,	8.64	7.27	10.74	8.26
Third Quarter ended September 30,	8.00	5.17	11.82	8.18
Fourth Quarter ended December 31,	6.52	5.24	9.09	5.45

The Class A Common Stock of the Company is listed on the Nasdaq National Market under the ticker symbol RNHDA. The table above sets forth the high and low sale prices of the Company's Class A Common Stock for each of the quarterly periods for the year ended December 31, 2001, adjusted for the effect of the 10% stock dividend on July 31, 2001.


REINHOLD

Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670
562 944-3281